Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011		2010
Pre-tax income (loss) from continuing operations	$17,360	$57,270	$3,928	$(51,328)		$(41,590)
Fixed charges:
Interest expense on all indebtedness	21,183	—	—	—		—
Rental expense deemed to be interest	1,784	1,784	2,826	2,793		3,105
Total fixed charges	$22,967	$1,784	$2,826	$2,793		$3,105
Pre-tax (loss) income from continuing operations plus fixed changes	$40,327	$59,054	$6,754	$(48,535)		$(38,485)
Ratio of earnings to fixed charges (1)	1.8x	33.1x	2.4x	—	(2)	—	(2)

(1) The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to our securities lending business and short positions in securities, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2) Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the years ended December 31, 2011 and 2010 were inadequate to cover all fixed charges.  For the years ended December 31, 2011 and 2010, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $51,328 and $41,590, respectively to achieve coverage of 1:1 in these periods.